Shareholder Meeting

Iron Horse Fund

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110,
Hauppauge, NY 11788, on February 17, 2017, Trust shareholders of record as of the close of business on December 14, 2016 voted to approve the following proposal:

Proposal 1: Approval of the Reorganization Agreement that provides for: (i) the transfer of all of the assets and liabilities of the Iron Horse Fund in exchange for shares of the Rational Iron Horse Fund; and (ii) the distribution of shares of the Rational Iron Horse Fund so received to shareholders of the Existing Fund.

Shares Voted		         Shares Voted Against
In Favor		               or Abstentions
570,623	           		       39,358